

June 22, 2011

Via U.S. Mail and Facsimile
Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr. Pu Yue:

We have reviewed your supplemental response letter dated May 13, 2011 as well as your filing. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Recent Changes in Accounting Standards, page F-18

1. We note your response to prior comment 5 from our letter dated April 21, 2011. We understand, through various agreements with Binzhou Broadcasting and Hubei Chutian, JYNT has veto rights regarding the appointment of their general managers, the right to appoint their chief financial officers, and the obligation to provide continued financial resources for both joint ventures, apparently providing JYNT the ability to substantially influence their daily operations. In order for us to better understand what affect ASU 2009-17 will have on JYNT's ability to control and consolidate the joint ventures, please answer the following:

- Identify activities of Binzhou Broadcasting and Hubei Chutian that *most* significantly impact their economic performance;
- Clarify and enumerate, in detail, how the veto and appointment rights and financial resource obligations given to JYNT grant it power over the most significant activities of Binzhou Broadcasting and Hubei Chutian;
- Identify for us the general manager of Binzhou Broadcasting and Hubei Chutian and tell us to whom do the general manager(s) report; and
- Tell us who appoints the general manager of Binzhou Broadcasting and Hubei Chutian.

2. In its determination that the JYNT was the primary beneficiary, the Company was required to test for potential significance of financial interest. Accordingly, please explain how the Company evaluated the notes payable owed to the SOE's when determining the significance of the financial interest of the company versus the other beneficiaries.

3. Please explain to us, in detail, all of the rights and powers held by Hubei SOE to direct the economic activities of Hubei Chutian.

4. Please explain to us, in detail, all of the rights and powers held by Binzhou SOE to direct the economic activities of Binzhou Broadcasting.

5. We note on page 32 that Binzhou Broadcasting controls and consolidates Binzhou SOE, but it does not appear that Hubei Chutian consolidates Hubei SOE. In order to clarify your consolidation policy, please respond to the following:
   a. Explain how Binzhou Broadcasting controls and is allowed to consolidate Binzhou SOE under US GAAP.
   b. Explain whether or not, and why, Hubei Chutian controls and consolidates Hubei SOE.
   c. Provide us with a consolidating schedule showing the financial information of the company's wholly-owned entities and its VIEs' (and subsidiaries) that were included in the company's consolidated financial statements, both balance sheet and statement of operations, as of and for the years ended December 31, 2009 and 2010.

Note 14. Note Payable – Non-controlling Interest, page F-25

6. We note your response to prior comment 7 from our letter dated April 21, 2011. We note your statement that the long term portion represents "total shareholders' loan plus paid-in capital." Please tell us how you determined the "paid-in capital" was better classified as debt rather than equity in accordance with US GAAP. Furthermore, please clarify and explain to us what the short-term portion represents and how you determined that it was due within twelve months, qualifying the payable for current liability classification.

7. We also note the repayment from the JV to SOE during 2009 of approximately RMB 86.7 million. Please tell us how the company and the SOE established the amount and timing of the repayment.

8. Please disclose in your footnote a positive assertion that the company has received either a written or oral representation from the related party debt-holder, confirming that Hubei SOE will not seek repayment of the long-term portion of the note payable within twelve months of the balance sheet date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director